UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 1)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(E)

OF THE SECURITIES EXCHANGE ACT OF 1934

China Distance Education Holdings Limited

(Name of the Issuer)

China Distance Education Holdings Limited

Champion Distance Education Investments Limited

China Distance Learning Investments Limited

Zhengdong Zhu

Baohong Yin

Champion Shine Trading Limited

Zhangxing Wang

Qi Wang

Home Value Holding Co., Ltd.

Yue Zhao

Jingdong Liu

Sinvo Limited

Xiaoshu Chen

Jetlong Investments Limited

Tao Long

Double Prestige Limited

Plenty Source Limited

(Names of Persons Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, each representing four Ordinary Shares

(Title of Class of Securities)

16944W104**

(CUSIP Number of Class of Securities)

China Distance Education Holdings Limited 18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China Tel: +86-10-8231-9999	Zhengdong Zhu Baohong Yin Champion Shine Trading Limited 18th Floor, Xueyuan International Tower 1 Zhichun Road, Haidian District Beijing 100083, People’s Republic of China Tel: +86-10-8231-9999

Champion Distance Education Investments Limited

China Distance Learning Investments Limited

Conyers Trust Company (Cayman) Limited

Cricket Square, Hutchins Drive, PO Box 2681

Grand Cayman, KY1-1111, Cayman Islands

Tel: +86-10-8231-9999

Zhangxing Wang Qi Wang Home Value Holding Co., Ltd. 42/F, World Trade Tower, No. 500 Guangdong Road, Shanghai, People’s Republic of China Tel: +86-21-6886-5500

Yue Zhao Sinvo Limited Wanke Baicuiyuan West Gate 109 shop at the intersection of Fuqiang Street and Fanrong Road Chaoyang District, Changchun City, China Tel: +86-0431-8133-3811	Jingdong Liu Unit 402, Building A, Fuhuali Zhonghai Mansion 2021 West Jiuzhou Blvd., Xiangzhou District Zhuhai, Guangdong, China Tel: +86-75-6866-6218

Xiaoshu Chen Jetlong Investments Limited 2nd Floor, 54 Building, No. 2 Sipailou, Nanjing Jiangsu Province, 210096, China Tel: +86-025-8379-2654	Tao Long Double Prestige Limited Plenty Source Limited 8th floor, No. 8-2 of Dong Dan San Tiao Dongcheng District, Beijing, China Tel: +86-10-6712-5255

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Timothy B. Bancroft Goulston & Storrs PC 400 Atlantic Avenue Boston, MA 02110, USA Tel: +1 (617) 574-3511	Howard Zhang Davis Polk & Wardwell LLP 2201, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China Tel: +86 10 8567 5000

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****

$168,816,357.80	$18,417.86

*

Not for trading, but only in connection with the listing on The New York Stock Exchange of the American depositary shares (“ADSs”), each representing four ordinary shares, par value $0.0001 per share, of the issuer (an “Ordinary Share” and collectively, the “Ordinary Shares”).

**	CUSIP number of the ADSs.

***

Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of (a) the aggregate cash payment for the proposed per-share cash payment of $2.45 for 67,704,344 outstanding Ordinary Shares of the issuer subject to the transaction plus (b) the product of 969,000 Ordinary Shares underlying the outstanding options that have vested or are expected to vest prior to the completion of the Merger, multiplied by $1.16 per option share (which is the difference between the $2.45 per Ordinary Share merger consideration and the weighted average exercise price of $1.29 per share) plus (c) the product of 741,500 Ordinary Shares underlying the outstanding restricted share awards that have vested or are expected to vest prior to the completion of the Merger, multiplied by the $2.45 per Ordinary Share merger consideration ((a), (b) and (c) together, the “Transaction Valuation”).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,417.86	Filing Party: China Distance Education Holdings Limited

Form or Registration No.: Schedule 13E-3	Date Filed: December 23, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 1 amends in its entirety the Rule 13e-3 Transaction Statement filed with the Securities and Exchange Commission (the “SEC”) under Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on December 23, 2020 (together with the exhibits hereto, this “Transaction Statement”) and is being filed jointly by the following persons (each separately, a “Filing Person” and collectively, the “Filing Persons”):

(a)	China Distance Education Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”);

(b)	Champion Distance Education Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Parent”);

(c)	China Distance Learning Investments Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”);

(d)	Zhengdong Zhu, a citizen of the People’s Republic of China (the “PRC”) (the “Chairman”);

(e)	Baohong Yin, a citizen of the PRC (the “Deputy Chairman”);

(f)	Champion Shine Trading Limited, a British Virgin Islands company wholly owned and controlled by the Chairman (“CST”, and (d) to (f) collectively, the “Chairman Parties”);

(g)	Zhangxing Wang, a citizen of the Hong Kong Special Administrative Region of the PRC;

(h)	Qi Wang, a citizen of the PRC;

(i)	Home Value Holding Co., Ltd., a British Virgin Islands company ((g) to (i) collectively, the “Wang Family”);

(j)	Yue Zhao, a citizen of the PRC;

(k)	Jingdong Liu, a citizen of the PRC;

(l)	Sinvo Limited, a British Virgin Islands company ((j) to (l) collectively, “Sinvo”);

(m)	Xiaoshu Chen, a citizen of the PRC;

(n)	Jetlong Investments Limited, a British Virgin Islands company (“Jetlong”, and (m) and (n) collectively, “Chen”);

(o)	Tao Long, a citizen of the PRC;

(p)	Double Prestige Limited, a Seychelles company; and

(q)	Plenty Source Limited, a Seychelles company ((o) to (q) collectively, “Long”).

The Chairman Parties, the Wang Family, and Jetlong are collectively referred to herein as the “Rollover Shareholders.” Parent, Merger Sub, the Chairman Parties, the Wang Family, Sinvo, Chen, and Long are collectively referred to herein as the “Buyer Group.”

On December 1, 2020, Parent, Merger Sub and the Company entered into an agreement and plan of merger (the “Merger Agreement”), including a plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Exhibit A to the Merger Agreement (the “Plan of Merger”). If the Merger Agreement and the Plan of Merger are approved and authorized by the Company’s shareholders and the other conditions to the completion of the Merger (as described below) are met, Merger Sub will merge with and into the Company (the “Merger”) in accordance with Part XVI of the Companies Act (as amended) of the Cayman Islands (the “Cayman Islands Companies Act”), with the Company continuing as the surviving entity and becoming a wholly-owned subsidiary of Parent.

Under the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (a) each ordinary share, par value of $0.0001 per share (each, an “Ordinary Share” and collectively, the “Ordinary Shares”) of the Company, issued and outstanding immediately prior to the Effective Time, other than (i) certain Ordinary Shares (including Ordinary Shares represented by American depositary shares (“ADSs”), each representing four Ordinary Shares) beneficially owned by the Rollover Shareholders as set forth in the Support Agreement (as defined below) (including the Ordinary Shares subject to the Company Restricted Share Awards (as defined below) held by the Chairman and the Deputy Chairman) (such Ordinary Shares collectively, the “Rollover Shares”); (ii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by Parent, the Company, or their respective direct and indirect subsidiaries; (iii) Ordinary Shares (including Ordinary Shares represented by ADSs) held by the ADS Depositary (as defined below) reserved for the issuance, settlement, and allocation upon exercise or vesting of Company Options and/or Company Restricted Share Awards (each as defined below) under the Company Share Plans (as defined below); and (iv) Ordinary Shares that are issued immediately prior to the Effective Time and held by shareholders of the Company who have validly exercised and have not effectively withdrawn or lost their dissenters’ rights under the Cayman Islands Companies Act (collectively, “Dissenting Shares”) (Ordinary Shares described under (i) through (iv) above are collectively referred to herein as the “Excluded Shares”), will be cancelled in exchange for the right to receive $2.45 in cash without interest (the “Per Share Merger Consideration”), and (b) each ADS issued and outstanding immediately prior to the Effective Time, together with the Ordinary Shares underlying such ADS (other than any ADS representing Excluded Shares), will be cancelled in exchange for the right to receive $9.80 in cash per ADS without interest (the “Per ADS Merger Consideration”) (less $0.05 per ADS cancellation fees pursuant to the terms of the deposit agreement by and among the Company, Deutsche Bank Trust Company Americas (the “ADS Depositary”), and the holders and beneficial owners of ADSs issued thereunder, dated as of June 29, 2008 (the “Deposit Agreement”), in each case, net of any applicable withholding taxes described in the Merger Agreement.

The Excluded Shares, other than Dissenting Shares, issued and outstanding immediately prior to the Effective Time (including the Excluded Shares represented by ADSs) will be cancelled for no consideration. Dissenting Shares will be cancelled and cease to exist, but will not be converted into or exchangeable for or represent the right to receive the Per Share Merger Consideration pursuant to the Merger Agreement, and holders (collectively, “Dissenting Shareholders”) of Dissenting Shares will be entitled only to payment of the fair value of Dissenting Shares in accordance with Section 238 of the Cayman Islands Companies Act, and as of and after the Effective Time Dissenting Shareholders will cease to have any of the rights of a shareholder of the Company except the right to be paid the fair value of their Dissenting Shares.

Each outstanding share option to purchase Ordinary Shares (each, a “Company Option”) granted under the China Distance Education Holdings Limited Share Incentive Plan and/or the China Distance Education Holdings Limited 2008 Performance Incentive Plan (collectively, the “Company Share Plans”), whether vested or unvested, that is issued and outstanding as of immediately prior to the Effective Time, will be cancelled and exchanged for the holder’s right to receive, at or promptly after the Effective Time, an amount in cash determined by multiplying (i) the excess, if any, of the Per Share Merger Consideration over the applicable exercise price of such Company Option by (ii) the number of Ordinary Shares underlying such Company Option, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any).

Each Ordinary Share subject to a Company restricted share award (each, a “Company Restricted Share Award”) under any of the Company Share Plans, whether vested or unvested, that is issued and outstanding as of immediately prior to the Effective Time, except for Company Restricted Share Awards held by the Chairman and the Deputy Chairman, will be cancelled and exchanged for the holder’s right to receive, at or promptly after the Effective Time, an amount in cash equal to the Per Share Merger Consideration, less applicable taxes required to be withheld pursuant to the Merger Agreement (if any).

Under the terms of the support agreement entered into by and among Parent, the Company (solely with respect to Section 5.6 and Section 5.9 thereof), Xiaoshu Chen and the Rollover Shareholders (the “Support Agreement”) concurrently with the execution of the Merger Agreement, the Rollover Shares will be cancelled for no consideration at the completion of the Merger, and each Rollover Shareholder will subscribe or cause its designated affiliate to subscribe for the number and class of shares in Parent set forth in the Support Agreement.

The Merger remains subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, including obtaining the requisite authorization and approval of the shareholders of the Company. In order for the Merger to be completed, the Merger Agreement, the Plan of Merger and transactions contemplated by the Merger Agreement and the Plan of Merger (the “Transactions”), including the Merger, must be authorized and approved by a special resolution of the Company passed by an affirmative vote of holders of Ordinary Shares representing at least two-thirds of the voting power of the outstanding Ordinary Shares entitled to vote present and voting in person or by proxy as a single class at an extraordinary general meeting of the shareholders of the Company (the “Extraordinary General Meeting”).

The Company will make available to its shareholders a Proxy Statement (the “Proxy Statement,” a preliminary copy of which is attached as Exhibit (a)-(1) to this Transaction Statement), relating to the Extraordinary General Meeting of shareholders of the Company, at which the shareholders of the Company will consider and vote upon, among other proposals, a proposal to authorize and approve the Merger Agreement, the Plan of Merger and the Transactions, including the Merger. A copy of the Merger Agreement is attached to the Proxy Statement as Annex A and is incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion.

The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. Capitalized terms used but not defined in this Transaction Statement will have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.

Item 1	Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

Item 2	Subject Company Information

(a)	Name and Address. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

(b)	Securities.

The titles of the classes of equity securities of the Company subject to the transactions covered by this Transaction Statement are (i) ordinary shares, par value $0.0001 per share (“Ordinary Shares”), and (ii) American depositary shares (“ADSs”) representing Ordinary Shares. As of the date of this Transaction Statement, there were a total of (i) 135,778,601 issued and outstanding Ordinary Shares (including Ordinary Shares represented by ADSs, but excluding Ordinary Shares held directly for the account of the Company); and (ii) 22,706,877 issued and outstanding ADSs.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“The Extraordinary General Meeting—Record Date; Ordinary Shares and ADSs Entitled to Vote”

•	“The Extraordinary General Meeting—Shareholders and ADS Holders Entitled to Vote; Voting Materials”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(c)	Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Market Price of the ADSs”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Market Price of the Company’s ADSs, Dividends and Other Matters—Dividend Policy”

(e)	Prior Public Offering. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares and ADSs—Prior Public Offerings”

(f)	Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares and ADSs”

•	“Special Factors—Related Party Transactions”

Item 3	Identity and Background of Filing Person

(a)	Name and Address.

China Distance Education Holdings Limited is the subject company.

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(b)	Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

(c)	Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 4	Terms of the Transaction

(a)(1)	Material Terms. Not applicable.

(a)(2)	Material Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors”

•	“The Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Extraordinary General Meeting—Proposals to be Considered at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(d)	Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Dissenters’ Rights of Shareholders”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Dissenters’ Rights”

•	“Annex C—Cayman Islands Companies Act (as amended)—Section 238”

(e)	Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Provisions for Unaffiliated Security Holders”

(f)	Eligibility for Listing or Trading. Not applicable.

Item 5	Past Contracts, Transactions, Negotiations and Agreements

(a)	Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“Transactions in the Ordinary Shares and ADSs”

(b)	Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Related Party Transactions”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)	Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(e)	Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Support Agreement”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors – Support Agreement”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Merger Agreement and Plan of Merger”

•	“Transactions in the Ordinary Shares and ADSs”

•	“Annex A—Agreement and Plan of Merger”

Item 6	Purposes of the Transaction and Plans or Proposals

(b)	Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(c)(1)-(8)	Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Merger”

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Summary Term Sheet—Financing of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Financing of the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 7	Purposes, Alternatives, Reasons and Effects

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Summary Term Sheet—Plans for the Company after the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors— Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors— Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Buyer Group’s Purpose and Reasons for the Merger”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Alternatives to the Merger”

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Purposes and Effects of the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Effect of the Merger on the Company”

•	“Special Factors—Plans for the Company after the Merger”

•	“Special Factors—Effects on the Company if the Merger is not Completed”

•	“Special Factors—Effect of the Merger on the Company’s Net Book Value and Net Income”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Material U.S. Federal Income Tax Consequences”

•	“Special Factors—Material PRC Tax Consequences”

•	“Special Factors—Material Cayman Islands Tax Consequences”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

Item 8	Fairness of the Transaction

(a)-(b)	Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Company Board”

•	“Summary Term Sheet— Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Interests of the Company’s Executive Officers and Directors in the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Special Factors—Alternatives to the Merger”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Shareholder Vote Required to Authorize and Approve the Merger Agreement and Plan of Merger”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“The Extraordinary General Meeting—Vote Required”

(d)	Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(e)	Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Company Board”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

(f)	Other Offers. Not applicable.

Item 9	Reports, Opinions, Appraisals and Negotiations

(a)	Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Opinion of the Special Committee’s Financial Advisor”

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(b)	Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Special Factors—Background of the Merger”

•	“Special Factors—Opinion of the Special Committee’s Financial Advisor”

•	“Annex B—Opinion of Duff & Phelps, LLC as Financial Advisor”

(c)	Availability of Documents. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Where You Can Find More Information”

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of the Ordinary Shares (including Ordinary Shares represented by ADSs) or his, her or its representative who has been so designated in writing.

Item 10	Source and Amount of Funds or Other Consideration

(a)	Source of Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

•	“Annex A—Agreement and Plan of Merger”

(b)	Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

(c)	Expenses. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Special Factors—Fees and Expenses”

(d)	Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Summary Term Sheet—Financing of the Merger”

•	“Special Factors—Financing of the Merger”

•	“The Merger Agreement and Plan of Merger”

Item 11	Interest in Securities of the Subject Company

(a)	Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(b)	Securities Transaction. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“Transactions in the Ordinary Shares and ADSs”

Item 12	The Solicitation or Recommendation

(d)	Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Questions and Answers about the Extraordinary General Meeting and the Merger”

•	“Special Factors—Voting by the Rollover Shareholders at the Extraordinary General Meeting”

•	“The Extraordinary General Meeting—Vote Required”

•	“Security Ownership of Certain Beneficial Owners and Management of the Company”

(e)	Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—Recommendations of the Special Committee and the Company Board”

•	“Summary Term Sheet—Position of the Buyer Group as to the Fairness of the Merger”

•	“Summary Term Sheet—Share Ownership of the Company Directors and Officers and Voting Commitments”

•	“Special Factors—Reasons for the Merger and Recommendation of the Special Committee and the Company Board”

•	“Special Factors—Position of the Buyer Group as to the Fairness of the Merger”

•	“The Extraordinary General Meeting—the Company Board’s Recommendation”

Item 13	Financial Statements

(a)

Financial Information. The audited financial statements of the Company for the fiscal years ended September 30, 2019 and 2020 are incorporated herein by reference to the Company’s Annual Report on Form 20-F for the year ended September 30, 2020 filed with the SEC on January 22, 2021 (see page F-1 and following pages).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Financial Information”

•	“Where You Can Find More Information”

Also see:

•	Exhibit (a)-(6) (“Annual Report on Form 20-F of the Company for the fiscal year ended September 30, 2020”) to this Transaction Statement

(b)	Pro Forma Information. Not applicable.

Item 14	Persons/Assets, Retained, Employed, Compensated or Used

(a)	Solicitation or Recommendations. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

•	“The Extraordinary General Meeting—Solicitation of Proxies”

(b)	Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

•	“Summary Term Sheet—The Parties Involved in the Merger”

•	“Special Factors—Interests of Certain Persons in the Merger”

•	“Annex D—Directors and Executive Officers of Each Filing Person”

Item 15	Additional Information

(c)	Other Material Information. The information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16	Exhibits

(a)-(1)	Preliminary Proxy Statement of the Company dated , 2021.

(a)-(2)	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the Proxy Statement.

(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.

(a)-(4)	Form of ADS Voting Instructions Card, incorporated herein by reference to the Proxy Statement.

(a)-(5)	Press Release issued by the Company, dated December 1, 2020, incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on December 1, 2020.

(a)-(6)	Annual Report on Form 20-F of the Company for the fiscal year ended September 30, 2020, filed by the Company with the SEC on January 22, 2021 and incorporated by reference herein.

(b)-(1)	Commitment Letter, dated November 30, 2020, by and between China Merchants Bank Co., Ltd. and Parent, incorporated by reference to Exhibit 99.7 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(b)-(2)	Equity Commitment Letter, dated as of December 1, 2020, by and among Sinvo Limited and Parent, incorporated by reference to Exhibit 99.5 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(b)-(3)	Equity Commitment Letter, dated as of December 1, 2020, by and among Tao Long, Double Prestige Limited, Plenty Source Limited, and Parent, incorporated by reference to Exhibit 99.6 to the Schedule 13D/A filed by the Chairman on December 2, 2020.

(c)-(1)	Opinion of Duff & Phelps, LLC dated December 1, 2020, incorporated herein by reference to Annex B to the Proxy Statement.

(c)-(2)*	Discussion Materials prepared by Duff & Phelps, LLC for discussion with the Special Committee, dated December 1, 2020.

(d)-(1)	Agreement and Plan of Merger, dated as of December 1, 2020, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.

(d)-(2)	Limited Guarantee, dated as of December 1, 2020, by the Chairman and the Deputy Chairman in favor of the Company, incorporated herein by reference to Annex E to the Proxy Statement.

(d)-(3)	Support Agreement, dated as of December 1, 2020, by and among Parent, the Rollover Shareholders, Xiaoshu Chen, and the Company (solely with respect to Section 5.6 and Section 5.9 thereof), incorporated herein by reference to Annex F to the Proxy Statement.

(d)-(4)	Interim Investors Agreement, dated as of December 1, 2020, by and among Parent, Merger Sub, the Chairman Parties, the Wang Family, Sinvo, Chen and Long, incorporated herein by reference to Annex G to the Proxy Statement.

(f)-(1)	Dissenters’ Rights, incorporated herein by reference to the section entitled “Dissenters’ Rights” in the Proxy Statement.

(f)-(2)	Section 238 of the Cayman Islands Companies Act (as amended), incorporated herein by reference to Annex C to the Proxy Statement.

(g)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 22, 2021

China Distance Education Holdings Limited

By:	/s/ Carol Yu
Name:	Carol Yu
Title:	Chair of the Special Committee

Champion Distance Education Investments Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

China Distance Learning Investments Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

Zhengdong Zhu

/s/ Zhengdong Zhu

Baohong Yin

/s/ Baohong Yin

Champion Shine Trading Limited

By:	/s/ Zhengdong Zhu
Name:	Zhengdong Zhu
Title:	Director

Zhangxing Wang

/s/ Zhangxing Wang

Qi Wang

/s/ Qi Wang

Home Value Holding Co., Ltd.

By:	/s/ Zhangxing Wang
Name:	Zhangxing Wang
Title:	Director

Sinvo Limited

By:	/s/ Yue Zhao
Name:	Yue Zhao
Title:	Director

Yue Zhao

/s/ Yue Zhao

Jingdong Liu

/s/ Jingdong Liu

Xiaoshu Chen

/s/ Xiaoshu Chen

Jetlong Investments Limited

By:	/s/ Xiaoshu Chen
Name:	Xiaoshu Chen
Title:	Director

Tao Long

/s/ Tao Long

Double Prestige Limited

By:	/s/ Tao Long
Name:	Tao Long
Title:	Director

Plenty Source Limited

By:	/s/ Tao Long
Name:	Tao Long
Title:	Director